Part III, Item 20(a):

LX will not cross orders during a regulatory halt, except for LXCC orders, or when Barclays has elected, for any reason, to suspend trading in a particular symbol. REGULATORY HALT. Other than for LXCC orders, the matching engine will automatically stop trading in the affected instrument any time LX receives an instrument status of "HALTED" (regulatory halt). The matching engine will not resume trading in the affected symbol until it receives an OPEN status signal, the LULD trading band and evidence of a trade executed in that symbol on a different Trading Venue. For LXCC orders, if a LULD or other regulatory halt is in effect prior to or during any portion of the time between the LXCC Offset Time and the time the official closing price is disseminated by the primary listing market for the NMS Stock, but is lifted prior to the time the official closing price is disseminated, the LXCC order will be eligible for matching and execution in the LXCC. ~~the LXCC orders will be cancelled back unexecuted.~~ If the halt is still in effect at the time the official closing price should have been disseminated by the primary listing exchange, the LXCC orders will be cancelled back unexecuted. ~~an LXCC order is received but lifted before the LXCC Offset Time, the LXCC order will be eligible for matching and execution in the LXCC.~~ BARCLAYS INITIATED HALT. Barclays may initiate a trading freeze or halt in any instrument for any reason, including the suspension of individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. Barclays can initiate discretionary trading freezes or halts by either "disabling trading" of an instrument or temporarily freezing trading in an instrument. Either method may be applied to individual securities or to all securities within LX. HANDLING OF NON-LXCC ORDERS: If Barclays disables trading in a symbol, LX will cancel all open orders and reject all new orders in that symbol. During any regulatory halt and during a suspension of trading as a result of a freeze, LX permits orders to remain on the order book and it will continue to accept new Day orders and order cancellations and modifications. IOC orders (including Firm-up Orders and Conditional Eligible Firm Orders with a time in force of IOC as described in Part III, Item 9) will be cancelled back. Effective Price/Tier/time will be utilized for determining the priority for any resting orders when trading commences based on the time at which they were accepted (even during a suspension of trading). Pegged orders (including pegged orders with limit prices) are priced according to the current market data and maintain their time priority in the limit order book even if they are re-priced as a result of changes in the NBBO. HANDLING OF LXCC ORDERS: If Barclays disables trading in a symbol before or during any portion of the time between the LXCC Offset Time and the dissemination of the official closing price by the primary exchange but reenables trading prior to dissemination of the official closing price, all open orders will remain open and new orders will be accepted in the LXCC. ~~the LXCC Offset Time, LX will cancel all open orders and will reject any new LXCC Orders, including modifications until the halt is lifted.~~ If a Barclays-initiated halt is in effect at the time that the official closing price is disseminated by the primary listing exchange, ~~occurs after the LXCC Offset Time,~~ all LXCC Orders will be cancelled. During a freeze initiated by Barclays, if the freeze occurs prior to or during any portion of the time between the LXCC Offset Time and the time the official closing price is disseminated by the primary listing market for the NMS Stock, but is no longer in effect at the time the official closing price is disseminated, the LXCC Order will be eligible for matching and execution in the LXCC. ~~the LXCC Offset Time, open orders will remain open and new orders or modifications will be accepted. If the freeze is in place at the LXCC Offset Time, open LXCC Orders will be cancelled.~~ If the freeze is in effect at the time the official closing price is disseminated by the primary listing exchange for the NMS Stock, ~~implemented after the LXCC Offset Time,~~ all LXCC Orders will be cancelled. Barclays will make reasonable efforts to notify Subscribers electronically in the event of a suspension or stoppage of trading.